SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                                  X - Form 10-K

                        For the year ended March 31, 2002

                                     PART I
                             REGISTRANT INFORMATION

                         Galaxy Nutritional Foods, Inc.
                                2441 Viscount Row
                                Orlando, FL 32809

                                     PART II
                             RULE 12B-25(b) AND (c)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

The Company recently received several key documents that are currently being be incorporated into the Form 10-K for the year ended March 31, 2002. The company anticipates these documents will be incorporated quickly and the Form 10-K will be filed within the 15-day extension period.

                                     PART IV
                                OTHER INFORMATION

(1)  Contact: LeAnn Hitchcock, CFO           (407)855-5500 ext. 113

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
               X - Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
               X - No

Galaxy Nutritional Foods has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  July 1, 2002                     /s/Angelo S. Morini
                                        ----------------------------------------
                                        Angelo S. Morini
                                        Chairman, Chief Executive Officer
                                        and President
                                        (Principal Executive Officer)


Date: July 1, 2002                      /s/ LeAnn Hitchcock
                                        ----------------------------------------
                                        LeAnn Hitchcock
                                        Chief Financial Officer
                                        (Principal Accounting Officer)